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...TATES
...HANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 8 2012
REGISTRATIONS BRANCH
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OX Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Monroe Street, Suite 1000
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald L. Wetzel — (312) 267-6407
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald L. Wetzel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to OX Trading LLC (the Company) as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

State of Illinois
County of Chicago

Ronald L. Wetzel
Signature

Chief Financial Officer
Title

Subscribed and sworn (or affirmed) before me on this 6th day of March, 2012, by Ronald L. Wetzel proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

OFFICIAL SEAL
M. E. CREMIN
Notary Public - State of Illinois
My Commission Expires May 27, 2015

Signature

OX TRADING LLC

(SEC. I.D. NO 8-68660)

Statement of Financial Condition as of
December 31, 2011, and Independent Auditors' Report
and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
OX Trading LLC

We have audited the accompanying statement of financial condition of OX Trading LLC (the Company), a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of OX Trading LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, at December 31, 2011 the Company had deficit net capital and was not in compliance with the minimum capital requirement under the SEC Uniform Net Capital Rule. Also, as discussed in Note 8 on February 22, 2012, optionsXpress Holdings, Inc. decided to cease the operations of the Company and as a result, the Company liquidated all of its security positions as of February 23, 2012. The statement of financial condition does not include any adjustments resulting from the liquidation of the security positions subsequent to the end of the year.

Deloitte & Touche LLP

March 6, 2012

OX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

Assets		
Cash	$	97,000
Receivables from affiliated clearing broker		5,459,281
Securities owned - at fair value		9,097,914
Total assets	$	14,654,195
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	1,908,223
Securities sold, but not yet purchased - at fair value		11,084,674
Payables to affiliate		731,422
Total liabilities		13,724,319
Member's Equity		929,876
Total liabilities and member's equity	$	14,654,195

See notes to statement of financial condition.

1. Basis of Presentation

OX Trading LLC (the "Company") follows United States generally accepted accounting principles ("GAAP"), including certain accounting guidance used by the brokerage industry.

2. Organization and Nature of Business

The Company is a single member limited liability company and is registered as a broker-dealer and investment advisor with the Securities Exchange Commission ("SEC") and Chicago Board Options Exchange ("CBOE"). The Company is also a member of the Securities Investor Protection Corporation and BATS Z-Exchange, Inc. The Company is a wholly owned subsidiary of optionsXpress Holdings, Inc. (the "Parent"), which is a wholly-owned subsidiary of The Charles Schwab Corporation ("CSC"). The Company clears all transactions through optionsXpress, Inc. ("oX, Inc."), an affiliated clearing broker on a fully disclosed basis.

On September 1, 2011 CSC completed its acquisition of all of the outstanding common shares of the Parent. The Parent continues as a wholly-owned subsidiary of CSC. As a result of the acquisition, all of the direct and indirect subsidiaries of Parent, including the Company, have become indirect subsidiaries of CSC.

3. Summary of Significant Accounting Policies

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters affecting the statement of financial condition and the accompanying notes. Actual results could differ from management's estimates.

Securities Owned and Securities Sold, But Not Yet Purchased – Securities owned and securities sold, but not yet purchased include proprietary short-term positions in equity option and equity securities and are recorded at fair value. The Company attempts to hedge these positions so that changes in market prices do not materially change the value of its securities.

Income Taxes — The Company is a disregarded entity for income tax purposes and, as a result, its taxable income or loss is considered to be the taxable income or loss of its Parent.

Uncertain income tax positions are initially recognized in the financial statements when it is more likely than not that the positions will be sustained upon examination by the tax authorities. At December 31, 2011, the Company did not have any liabilities for unrecognized tax benefits and does not anticipate a significant change in the amount of unrecognized tax benefits within the next twelve months.

4. Commitments and Contingent Liabilities

Regulatory Matters – The Company has received a Wells notice from SEC staff and has been similarly notified by CBOE staff of potential enforcement actions for alleged violations of broker-dealer registration requirements and exchange access and routing requirements. The Company is in

discussions with regulators to resolve these matters, and has recorded a contingency reserve in the amount of $1,800,000 for these matters at December 31, 2011. The ultimate resolution of these matters could have a material effect on the Company's financial condition.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss for these items to be remote.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased. These derivative financial instruments are used to meet the needs of its affiliate's clients, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes.The credit risk for options is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. Fair value measurement accounting guidance describes the fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which assets and liabilities measured at fair value are classified as follows:

- Level 1 — Quoted market prices in active markets for identical assets or liabilities. This category includes equity securities and equity options which are included in securities owned, and securities sold, but not yet purchased. The Company did not transfer any assets or liabilities between Level 1 and Level 2 during the year ended December 31, 2011.

- Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data. This category includes equity options which are included in securities owned, and securities sold, but not yet purchased.

- Level 3 — Unobservable inputs that are not corroborated by market data. The Company did not have any financial assets or liabilities utilizing Level 3 inputs during the year ended December 31, 2011.

The following outlines the valuation methodologies for the most significant assets and liabilities measured at fair value:

Equity securities: Equity securities are valued based on closing market price as listed on an exchange. To the extent these securities are actively traded, they are classified as Level 1 of the fair value hierarchy.

Equity options: Equity options that are actively traded are generally valued based on quotes from an exchange and are classified as Level 1 of the fair value hierarchy. Equity options that are not actively traded are valued using market prices and other market based parameters such as volatilities and interest rates that are observed directly in the market. Equity options that are not actively traded are generally classified as Level 2 of the fair value hierarchy.

The following table presents the fair value hierarchy as of December 31, 2011, for assets and liabilities measured at fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Securities owned:				
Equity securities	$ 4,576,598	$ -	$ -	$ 4,576,598
Equity options [(1)]	4,379,776	141,540	-	4,521,316
Total securities owned	$ 8,956,374	$ 141,540	$ -	$ 9,097,914
Liabilities				
Securities sold, but not yet purchased:				
Equity securities	$ 7,142,998	$ -	$ -	$ 7,142,998
Equity options [(1)]	3,741,783	199,893	-	3,941,676
Total securities sold, but not yet purchased	$ 10,884,781	$ 199,893	$ -	$ 11,084,674

(1) Includes derivative instruments owned and derivative instruments sold, but not yet purchased.

These securities were held to meet the client trading activities of its affiliated clearing broker.

As of December 31, 2011, there were 7,326 long and 7,673 short option contracts. These option contracts have a maturity of less than one year.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, administered by the SEC and the Financial Industry Regulatory Authority, Inc. which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined.

At December 31, 2011, the Company had a net capital requirement of $175,976. The Company had a deficit net capital balance at December 31, 2011 and was not in compliance with the minimum capital requirement under Rule 15c3-1. The net capital rules may effectively restrict the payment of cash distributions or other equity withdrawals.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) under the Securities Exchange Act of 1934, as the Company does not carry any client accounts. Therefore, the Company has no reporting requirement under this rule.

7. Related-Party Transactions

At December 31, 2011, receivables from affiliated clearing broker were $5,459,281, which related to the Company's trading activities. At December 31, 2011, payables to affiliate were $731,422 for the reimbursement of expenses.

8. Subsequent Event

On February 22, 2012, the Parent decided to cease operations of the Company and as a result, the Company liquidated all of its security positions as of February 23, 2012. The Parent will proceed with an orderly cessation of the Company. The Company changed it basis of accounting from the going concern basis to the liquidation basis of accounting on February 22, 2012. Accordingly, the effects of this change are not reflected in the accompanying statement of financial condition.

* * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

March 6, 2012

OX Trading LLC

In planning and performing our audit of the financial statements of OX Trading LLC (the "Company"), a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation, as of and for the year ended December 31, 2011 (on which we issued our report dated March 6, 2012, and such report expressed an unqualified opinion on those financial statements and also expressed a qualified opinion on the Supplemental Schedule of the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 because of an incorrect computation of haircuts on equity options and included an explanatory paragraph regarding the Company's noncompliance with the minimum net capital requirements and the decision of cease operations of Company), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we concluded the following deficiency in internal control or control activities for safeguarding securities was a material weakness, as defined above. The deficiency identified related to the supervision of certain processes described in the second paragraph of this report which were relevant in ensuring compliance with the objectives of Rule 17a-5(g). In addition, the Company was not in compliance with the minimum net capital rules as of December 31, 2011. This matter was considered in determining the nature, the timing, and the extent of the procedures performed in connection with our audit of the financial statements of the Company for the year ended December 31, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report is considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives, other than as discussed above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, CBOE, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP